Sub-Item 77C Submission of matters to a vote of Securities Holders.

(a)November 16, 2005, Special Meeting of Shareholders of The Galaxy Fund.

(b)None.

(c)Proposal to approve the Agreements and Plans of Reorganization of each Galaxy Fund.

Fund	For	Against	Abstain
Galaxy Money Market Fund	733,207,348	538,662	11,247,856
Galaxy Government Money Market Fund	128,276,240	1,336,197	566,215
Galaxy Tax-Exempt Money Market Fund	804,842,145	638,897	488,105
Galaxy U.S. Treasury Money Market Fund	180,841,972	424,189	1,031,312

(d)None.